

Mail Stop 4631

February 2, 2010

Mr. Shunqing Zhang
Chief Executive Officer and Chairman
China Gengsheng Minerals, Inc.
No. 88 Gengsheng Road
Dayugou Town, Gongyi, Henan
People's Republic of China, 451271

>   **RE: Form 10-K for the year ended December 31, 2008**
>   **Forms 10-Q for the periods ended March 31, 2009, June 30, 2009 and**
>   **September 30, 2009**
>   **File No. 0-51527**

Dear Mr. Zhang:

We have reviewed your response letter dated January 18, 2010 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations, page 25

2. We have reviewed your response to prior comment two. In addition to your proposed disclosure, please also discuss in detail the business reasons for the changes between periods in revenues and operating income (loss) of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

Financial Statements, page F-1

Note 3 – Summary of Significant Accounting Policies, page F-10

Warranty, page F-13

3. We have reviewed your response to prior comment six. Exclusive reliance on a numerical threshold is generally not sufficient to determine whether amounts or disclosures are material to financial statements. Please tell us how you considered both the quantitative and qualitative criteria of SAB Topic 1.M in determining that your financial statements for the years ended 2007 and 2008 and the nine months ended September 30, 2009 would not have been materially impacted if you had accrued for warranty expense at the time of sale.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 1 – Financial Statements, page 4

General

4. We have reviewed your response to prior comment 11. Please note that the reconciliation required by FASB ASC 810-10-50-1A(c) is required for each reporting period. As such, please revise your future filings to also include the reconciliation for the relevant prior periods as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief